Exhibit B

TRANSACTIONS IN THE ORDINARY SHARES IN THE LAST 60 DAYS

US Dollar Denominated Purchases by CMB

DATE	NUMBER OF SHARES PURCHASED	AVERAGE PRICE PER SHARE
2/4/2022	320,000	$8.889
2/7/2022	255,000	$9.4534
2/8/2022	440,000	$9.4222
2/9/2022	255,000	$9.4456
2/10/2022	445,000	$9.8249
2/11/2022	400,000	$10.1666

Euro Denominated Purchases by CMB

(in US Dollars)*

DATE	NUMBER OF SHARES PURCHASED	AVERAGE PRICE PER SHARE
2/4/2022	155,000	$8.883
2/7/2022	200,000	$9.2818
2/8/2022	90,000	$9.3552
2/9/2022	180,000	$9.402
2/10/2022	260,000	$9.7645
2/11/2022	880,000	$9.8705

*	These transactions were conducted in Euros and converted to US Dollars at a conversion rate in effect on the relevant trade date.